

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2012

Via E-mail
Colin Mills
President and Chief Executive Officer
Lightcollar, Inc.
Box 973 #264 – 3rd Ave West
Unity, SK, S0K 4L0
Canada

> **Re: Lightcollar, Inc.**
> **Post-effective amendment 2 to Form S-1**
> **Filed July 12, 2012**
> **File No. 333-174759**

Dear Mr. Mills:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 3 in our letter dated July 10, 2012. If the offering originally was intended to remain open for 180 days from September 15, 2011, and was extended by the board for an additional 90 days, it appears that the offering terminated on June 11, 2012, and not on June 14, 2012 as you have indicated in your post-effective amendment and the amended Form 8-K filed April 25, 2012. If correct, please revise your filing accordingly, and please tell us whether any offers and sales were made pursuant to the prospectuses in the registration statements after June 11, 2012. If so, please provide us with your analysis as to what impact, if any, your failure to have an effective and updated prospectus has on those sales. Please refer to Section 10(a)(3) of the Securities Act of 1933, as amended.

Executive Compensation, page 38

2. Please update to provide your disclosures for the year ended March 31, 2012.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director